Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX    ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “company”)

MIX TELEMATICS ANNOUNCES SHARE REPURCHASE PROGRAMME

Shareholders are advised that the MiX Telematics Board has approved a share repurchase programme under which the Company may repurchase up to 40 000 000 of its ordinary shares (1 600 000 ADSs) through to March 15, 2016. The Company may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase programme may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the programme. The repurchase programme will be funded out of existing cash resources.

Any repurchases effected under the share repurchase programme will be in accordance with the general authority granted by special resolution of the company’s shareholders passed at the company’s annual general meeting held on 17 September 2014; and subject to the passing of the special resolution at the company’s annual general meeting to be held on 16 September 2015, the repurchase programme will continue to be effected under the general authority granted by shareholders at that meeting.

The repurchase programme will extend from the date of this announcement to 15 March 2016.  Should the special resolution, granting the general authority to repurchase shares, not be passed at the company’s annual general meeting to be held on 16 September 2015, the repurchase programme will end on the 16 September 2015.

Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices and are subject to relevant rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”).  The Company will effect repurchase transactions in compliance with Rule 10b-18 under the Exchange Act and the Company's insider trading policy. In accordance with JSE listing rules, repurchases effected on the JSE will be at a price not greater than 10% above the volume weighted average trading price of the Company’s shares on the JSE over the five business days immediately preceding any particular repurchase.

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, concerning our stock repurchase programme. These forward-looking statements reflect our current views about our plans and intentions, which are based on the information currently available to us and on assumptions we have made. Actual results, including whether and to what extent we repurchase our shares, may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2015, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

10 September 2015

JSE Sponsor